UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-SB

General Form for Registration of Securities of Small Business Issuers
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

SPECTRE TECHNOLOGY CORPORATION
(Exact name of small business issuer as specified in its charter)

NEVADA	98-0458087
(State of incorporation)	(IRS Employer ID Number)

Suite 1070, 1055 West Hastings Street, Vancouver, BC, V6E 2E9
(Address of principal executive offices) (Zip Code)

(604) 484-1884
(Registrant's telephone number)

Securities to be registered under Section 12(b) of the Exchange Act: Common Shares

Securities to be registered under Section 12(g) of the Exchange Act: None

SPECTRE TECHNOLOGY CORPORATION

PART I

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements contained in this Form 10-SB, other than statements of historical facts, that address future activities, events or developments are forward-looking statements, including, but not limited to, statements containing the words "believe," "anticipate," "expect" and words of similar import. These statements are based on certain assumptions and analyses made by us in light of our experience and our assessment of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. However, whether actual results will conform to the expectations and predictions of management is subject to a number of risks and uncertainties that may cause actual results to differ materially.

Such risks include, among others, the following: international, national and local general economic and market conditions: our ability to sustain, manage or forecast our growth; raw material costs and availability; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; and other factors referenced in this and previous filings.

Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on our business operations.

As used in this Form 10-SB, unless the context requires otherwise, "we" or "us" or the "Company" means Spectre Technology Corporation.

Item 1  Description of Business.

Business Development

Spectre Technology Corporation (“Spectre”; “Spectre Technology”; the "Company") was incorporated on December 30, 2004 under the laws of the State of Nevada. Spectre Technology is currently a private company under the laws of the State of Nevada. The Company currently has 25 shareholders and 20,000,000 shares of common stock issued and outstanding. The Company’s securities do not yet trade on any public market. The Company intends to make application to the NASDAQ OTC Bulletin Board for quotation of its common stock.

The Company has its headquarters and sales offices in Vancouver, British Columbia, Canada. Our mailing address is Suite 1070, 1055 West Hastings Street, Vancouver, BC, V6E 2E9, Canada. Our telephone number is (604) 484-1884. Spectre is a software marketing and development company and as such does not have a large fixed plant or associated overhead cost.

On February 15, 2005, Spectre Technology Corporation completed the purchase of all of the property and assets of Gateway Express from two arms-length private individuals for a price of $10,000. To complete the purchase of Gateway Express, Spectre paid the Pinnacle Processing Group, a Washington Corporation, $10,000 USD for the purchase of a Cisco PIX firewall, a Compaq 1U Server and hosting services to date.

Spectre’s Gateway Express is a credit card processing gateway that currently facilitates continuous online credit card transaction processing for merchants worldwide. The Company’s online e-Commerce merchant gateway operates under the name Gateway Express and can be found on the Internet under the Uniform Resource Locator (URL) of http://www.gatewayexpress.net. Spectre’s gateway processing system is capable of processing credit card transactions for VISA, MasterCard and American Express, in the United States and globally.

Spectre’s Internet based merchant gateway for Point of Sales (P.O.S.) terminals and web enabled devices currently serves approximately 10 merchant clients. For the period that the gateway has been in operation, revenue generated by the Company’s merchant credit card processing services accounted for approximately 100% of consolidated revenues in 2005. From April 1, 2005 until June 30, 2005, $151,565 of credit card transactions were processed through Spectre’s gateway. The

Company intends to grow its business by executing a targeted marketing plan and by hiring professional sales associates who have industry experience.

Business of Issuer

Spectre is a software marketing and development company and as such does not have a large fixed plant or associated overhead cost. The Vancouver, B.C. office serves as the headquarters for the Company. It carries the direct overhead of the Company’s operations. All operational functions of the business are executed from the Company’s Vancouver headquarters. Currently, Spectre has approximately ten clients. The Company intends to grow its business by executing a defined marketing plan and by hiring professional sales associates who have industry experience.

Spectre Technology Corporation has developed and currently markets a fully integrated software solution. Spectre facilitates credit card processing services for credit card based transactions of small to medium sized companies worldwide through its Gateway Express brand. The Company’s software solution functions as a gateway allowing clients to seamlessly process credit card transactions (purchases, sales and refunds) over the Internet. The Company’s Gateway Express provides an interface through which data is captured electronically, transferred through to the processor and back to the client. Every Spectre client can view all transaction details (including historical details) through a personal account that stores data specific to a client’s transaction activity. With a feature-rich user interface and numerous reporting features, all aspects of a client’s account history are at their fingertips and accessible from any internet browser.

Spectre’s Gateway Express is a credit card processing gateway that currently facilitates continuous online credit card transaction processing for merchants in the United States and Canada. The Company’s online e-Commerce merchant gateway operates under the name Gateway Express and can be found on the Internet under the Uniform Resource Locator (URL) of http://www.gatewayexpress.net. Spectre’s gateway processing system is capable of processing credit card transactions for VISA, MasterCard and American Express, worldwide.

Spectre’s clients are typically merchants who operate a traditional “bricks and mortar” and/or online business. Clients gain access to the Company’s gateway via Java, C# and HTML based APIs (Application Programming Interface), Apache TomCat, Sybase, Oracle and MS SQL server technologies, and Linux and Windows platforms, which allows Spectre’s clients to securely process and review credit card transactions (purchases, sales and refunds) over the Internet from a variety of different hardware options, including POS terminals (virtual terminals), PCs, and wireless devices including cell phones, PDAs, BlackBerrys and Magcard Readers.

--- A GENERAL OVERVIEW OF THE SYSTEM.

Electronic payments software carries transactions from the transaction generators to the acquiring institutions. The software then uses regional or national switches to access the card issuers for approval or denial of the transactions. The software returns messages to the sources, thereby completing the transactions.

By using Spectre’s Gateway Express , clients are able to process their credit card transactions with a processor who provides all data center functions relating to transaction processing services, including electronic credit card authorizations, electronic fund transfers management, and the development of the Internet software and related communication networks that are involved in providing transaction processing services. Importantly, all credit card processing transactions are conducted in a secure encrypted environment that uses digital signature standards to ensure the cardholder and merchant are protected ---A digital signature standard is an electronic signature that can be used to authenticate the identity of the sender of a message or the signer of a document, and possibly to ensure that the original content of the message or document that has been sent is unchanged.

Spectre’s gateway allows merchants to receive card authorization at the point-of-sale, and also enables consumers to make a credit card payment directly through the use of a web site. In other words, Spectre’s gateway allows merchants to process both traditional card-present, or "swipe," transactions, as well as card-not-present transactions. A traditional card-present transaction occurs whenever a cardholder physically presents a credit or debit card to a merchant at the point-of-sale. A card-not-present transaction occurs whenever the customer does not physically present a payment card at the point-of-sale and may occur over the Internet, mail, fax or telephone. All typical e-commerce and mail/telephone orders are card-not-present transactions.

Spectre Technology has a contractual agreement with an established processor that allows the Company to act as a marketing partner and to engage in the business of marketing processing services to merchants that accept credit cards as payment for the sale and purchase of goods and services. The Company’s business model is focused on quality of service, price and technology. Spectre offers merchants a gateway that features a best-of-breed credit card processing solution at an affordable price. Accordingly, the Company has incorporated state of the art technology, such as 128 bit SSL encryption, Java, C# and HTML based APIs, and a Cisco PIX VPN Firewall to ensure that Gateway Express facilitates a secure, reliable, and cost-effective credit card transaction processing service that clients can rely on and trust.

--- TARGET MARKET.

Spectre’s customers are geographically dispersed throughout the world. The Company’s potential clients are merchants and businesses that use credit card processing services to provide their consumers with the ability to pay for goods and services without having to use cash or a paper check. Spectre’s gateway services are a necessary function of any business that accepts payment from e-commerce businesses, typically via Internet based shopping carts.

The Company’s primary market focus is businesses that generate high volumes of electronic payment transactions. The Company’s prospective and current merchant clients operate in a variety of industries that include retail, travel and service companies, like insurance, taxi, tour and shipping companies. The Company’s clients enter into a contract to use the Company’s gateway services. Each contract is in effect for a period of one year. The terms of a contract are binding, and good until cancelled, as long as a merchant utilizes Spectre’s gateway. Once activated, Scepter’s clients are likely to continue using the Company’s gateway service, because (1) the administrative work required to change credit card processors is onerous, and (2) the Company offers efficient and affordable services that are difficult for small and medium merchants to find at competitive prices from other providers.

--- REVENUE MODEL.

Currently, Spectre provides credit card processing services to approximately ten merchant clients. Management intends to add two additional clients to the roster by the end of fiscal 2005. For the period that the gateway has been in operation, revenue generated by the Company’s merchant credit card processing services accounted for approximately 100% of consolidated revenues in 2005. Based on recent performance, management believes that total revenues will increase as the Company adds new merchant clients and experiences a resultant growth in transaction volumes.

Spectre’s merchant business provides it with a tremendous opportunity for revenue growth. The Company offers web based credit card processing for small and medium sized merchants at competitive prices. The bigger credit card processors, such as banks, operate a business that is based on size of transaction volumes that are typically conducted by much larger organizations. Many credit processing services charge a discount rate as high as 6% and $1.00 per gateway transaction. Spectre, on the other hand, typically works with a discount rate as low as 2.5% and a gateway transaction of $0.15 per transaction, thereby making the Company’s services competitive for and attractive to smaller clients.

Spectre’s revenue is based on the processing of credit card transactions. The Company earns a fee for every transaction that is processed through its gateway. Spectre also earns a fixed percentage of the discount rate that is charged to merchants for each credit card transaction processed through its gateway. (For greater detail regarding transaction fees see “Compensation for Credit Card Processing”below)

The Company plans to increase its client base, and revenue, in the 2005 and 2006 fiscal years. On a monthly basis, the Company is currently targeting and is on track to process approximately $150,000.00 USD in credit card transactions. The Company’s goal is to process up to $1,000,000 USD per month by the end of the 2006 fiscal calendar year. Management believes that revenue of this magnitude can be realized, because the Company’s business model is based on a recurring revenue stream, and the business of its merchant clients continues to grow steadily. Notably, the fees the Company charges to clients for using its gateway to process credit card transactions remains fixed, and does not change as process volumes fluctuate. This means that as gateway transaction volumes grow exponentially, so do revenues. (See MD&A, Plan of Operation, below for details regarding dollar values of total monthly transactions processed)

To grow revenues, the Company plans to increase its client base through the implementation of a targeted marketing program that will incorporate both online and offline strategies (please see Marketing Strategies below). To facilitate the implementation of its planned marketing program, the Company may, in the future, seek to raise additional financing through private placements and the public market. At present, the Company believes that it has sufficient capital to meet its business objectives for the next twelve months. (See MD&A, Plan of Operation, below for details regarding dollar values of total monthly transactions processed)

PROCESSING AND TRANSACTION FEES

--- PROCESSING A TRANSACTION.

Utilizing one of the many methods of access to the Company’s gateway, the merchants' systems contact the Company's host server to receive credit card authorizations for accounts that are subsequently electronically verified for credit validation and other security considerations by the Company’s processor. Once verified, electronic files are transmitted to the major credit card organizations from which funds are then transferred from the card issuing bank to Spectre’s processor. The processor then pays the merchant for the goods purchased, Spectre a portion of the discount fee for gateway services, and secures a portion of the discount fee for its part in processing the transaction.

--- COMPENSATION FOR CREDIT CARD PROCESSING.

Functioning like an electronic utility, Spectre earns a steady stream of transaction and processing fees from merchant/customer transactions. Spectre earns revenue from three sources: (1) a percentage of the discount rate charged by the credit card processor, (2) a flat fee on each transaction for use of the gateway, and (3) a contractually agreed upon monthly fee of as low as $25 for its gateway services. The discount rate is expressed as a percentage of the amount to be processed. Once set, this percentage is deducted from the amount of each transaction submitted by the merchant to the processor, and the net amount is deposited into the merchant's bank account. For example, the discount rate is 2.5%, of which 1.9% is paid to the card issuer - typically a card sponsoring bank. The remaining .6% is split between the processor and Spectre, the marketing partner. The processor earns 60% of the 0.6% for its processing service and Spectre receives 40% for the use of its gateway. Spectre also charges a flat fee per gateway transaction - typically $0.25 -- or an amount for the gateway transaction that has contractually been agreed upon with the merchant, above the revenue it earns from the discount rate. In addition, Spectre charges clients a monthly fee as low as $25 for its gateway services.

--- SERVICES.

The Company facilitates the processing of credit card transactions through its Gateway Express brand located on the Internet at www.gatewayexpress.net. Spectre’s gateway simplifies credit card transaction processing for merchants, because the Company’s system aggregates all transactional information, allowing merchants to access information from one source rather than monitor many accounts. The Company believes the Internet offers the most logical, low-cost method of providing such information aggregation services.

--- COST EFFECTIVE AND CONVENIENT FOR SMALL MERCHANTS.

Spectre allows clients to abandon expensive frame relay or ATM solutions and move to an inexpensive, reliable and sustainable TCP/IP based solution. In addition, our system allows clients to access and utilize state-of-the-art technology on the backend, without having to go out and buy it. Importantly, Gateway Express offers clients the convenience of electronic payment solutions and account access via web-enabled devices that can access the Internet.

A Gateway Express account gives the Company’s clients online access to all their account information. With a feature-rich user interface and reporting features, all aspects of their account history can be accessed from any internet browser (including cell phones and web enabled PDAs). Importantly, Gateway Express employs a team of experts versed in all major programming languages and scripts. From C# to Java, Linux to Windows, the Company’s programmers have the experience and expertise to empower client’s applications and ensure that all electronic transactions are secure.

--- ACCOUNT MANAGEMENT SOLUTIONS FOR WEB-ENABLED DEVICES.

At present, the Company accommodates many different "point-of-interaction" entry methods and intends to increase the number of "point-of-interaction" entry methods, in the future, in order to build the credit card processing services business and to leverage the growth of gateway revenues for the Company. The Company anticipates that merchants will increasingly see the Internet as an important and valuable tool for marketing, and as a way to facilitate direct purchase activity, commonly referred to as "e-Commerce". Accordingly, Spectre designed a merchant gateway based on standard hardware devices and common Internet based protocol to facilitate access from many different web-enabled devices. As such, the Company’s gateway services are currently accessible by a wide range of web-enabled devices, including point-of-sale (POS) terminals, PCs, and soon, wireless devices including cell phones, PDAs, BlackBerrys and Wireless Magcard Readers. With Spectre’s gateway, Shopping cart integration, digital certificates and digital IDs are included in the service.

--- OUR NETWORK INFRASTRUCTURE UTILIZES STATE-OF-THE-ART TECHNOLOGY.

With our system, clients are assured of security and reliability. Clients access our gateway via an Application Integration Platform (AIP) that combines front-end application, content maintenance and application business logic management under an open-software-architecture and a single interface. Management believes the Company’s gateway is unique in the number of methods of access it allows (SSL via APIs that are Java, C# or HTML based), and in its ability to support each merchant through one vertically integrated source. In most competitive instances, such services are performed by different parties and, as a consequence, merchants can easily become frustrated when trying to solve problems because they may not be able or know how to contact the right party. The Company believes its commitment to maintaining a common customer support option that serves all processing divisions is a distinctive advantage to merchants over competitor services.

The Company’s technology is designed to allow its clients to gain access to its gateway from a variety of devices and systems. The Company gateway interface to its internal transaction processing system accepts transactions via Transmission Control Protocol/Internet Protocol (TCP/IP). The Company deploys a Compaq 1U Server that it owns outright. The Company uses Apache Tomcat, Sybase, Oracle and MS SQL for its application servers to give clients flexible and broad access to the gateway interface via a number of different technologies. The Company utilizes Secure Sockets Layer (SSL) and 128 bit encryption to keep data secure. The Company’s business logic is written in Java. The Company utilizes a Cisco PIX VPN firewall for security. The security of the Company’s network is regularly tested by the processor, on an unscheduled basis, to determine if the network is vulnerable to security breaches and failures, and is certified by the processor as secure, if problems are not detected.

Security of credit card numbers transmitted over the Net has been a recurring question. Serious concern exists in the credit card processing industry about unscrupulous access to a customer's credit card number when it is presented over the Net.

--- SECURITY: SECURE SOCKETS LAYER (SSL).

To ensure that our merchant clients have a secure payment process, our credit card processing services are supported by a systems infrastructure that utilizes state of the art encryption. Spectre’s gateway utilizes a secure sockets layer so that connections and information are secure from outside inspection and 128-bit encryption to make information unreadable as it passes over the Internet for all electronic transactions that we process.

The reason SSL is so important is because, without encryption, anyone with access to the data pipeline can access and read the information as plaintext. Secure Sockets Layer (SSL) is a protocol that supplies secure data communication through data encryption and decryption. In use for years, SSL enables communications privacy over online networks. SSL provides a layer of security to any sensitive data and has been incorporated into almost all facets of online communication. Web stores, online banking, web-based email sites, and more use SSL to keep data secure.

MARKETING

Spectre’s mission is to become a recognized leader in online gateway processing for small to medium sized companies. Accordingly, management intends to expand our direct sales and marketing operations in order to increase market awareness of our products, market our products to a greater number of businesses and generate increased revenues.

The Internet is a key component of the Company’s marketing strategy because it is the primary channel the Company employs to conduct its business. As such, the Internet plays a significant role in the Company’s marketing strategy. The Company’s primary market focus is businesses that generate high volumes of electronic payment transactions. The Company intends to administer a comprehensive, targeted marketing program to create value for clients and shareholders, by building a solid business that generates recurring revenues over time.

--- INTERNET ADDRESS: UNIFORM RESOURCE LOCATOR.

Spectre’s Gateway Express is a credit card processing gateway that currently facilitates credit card clearing services to merchants 24/7 throughout the world. The Company’s online e-Commerce merchant gateway operates under the name Gateway Express and is located on the Internet under the Uniform Resource Locator (URL) of http://www.gatewayexpress.net.

Spectre offers merchants a best-of-breed credit card processing solution at an affordable price. We create value for our clients, by offering a number of options that allow them to access their gateway and processing services, such as POS terminals and wireless devices including cell phones, PDAs, BlackBerrys and Wireless Magcard Readers. Clients that use the Company’s gateway can process and review credit card transactions over the Internet. Our unique business model allows us to be highly competitive without sacrificing quality of service, customer care and price. Most importantly, Gateway Express is a secure, reliable, and cost-effective credit card transaction processing service that clients can trust.

--- SPECTRE’S MARKET OPPORTUNITY.

The Internet is one of the most popular communication and marketing mediums in publication today. The Internet is a worldwide network of computers that allows individuals, governments and businesses to communicate in a variety of formats on a continuous basis. More importantly, the Internet is a growing avenue for commerce, as it allows businesses to advertise and sell their products on an international scale. Internet users are increasingly discovering the convenience of shopping online. Customers can browse or surf the Net, read product ads, and, if they choose to, purchase those products from the comfort of their businesses or homes, by using their computers, rather than commuting to a “bricks and mortar” based business to conduct the transaction.

--- INCREASING DEMAND FROM MERCHANTS FOR AN INTERNET GATEWAY.

The Company believes that the Internet will increasingly become a common tool used by business owners to facilitate the management of bank account information, transactional processing and the status of accounts receivables and accounts payables. The Internet can also benefit a business by reducing overhead costs such as lease expenses for office furniture, phone systems, copiers, fax machines. Management believes that such financial benefits will continue to motivate the adoption of broad based Internet services, like its gateway for credit card transaction processing, and further the growth of its gateway services. The Company believes that adoption of gateways will increase dramatically in the years ahead, as merchants large and small will increasingly utilize the Internet to process payments and manage their business accounts.

--- OUR MARKET NICHE: UNDERSERVED BUSINESS SEGMENTS.

Spectre’s market niche consists of small and medium sized businesses that want access to a credit card processing service that is suited to their needs. Spectre has identified a demand among small and medium sized Internet based businesses that want access to a credit card processing service that is inexpensive, easy to use and trustworthy regarding security and reliability. Spectre’s Gateway Express is:

•	Convenient , functionally intuitive and easy to use
•	Facilitates the management of different credit cards via one secure online account

•	Is accessible through different technologies
•	Is adaptable to legacy systems
•	Can track and manage transactions in real-time
•	Relevant and customizable
•	Is a technologically flexible and secure payment process

Spectre believes it can attract new clients and strengthen existing merchant relationships by providing greater value in a financial portal that is solely dedicated to them. Importantly, Spectre’s gateway facilitates access to credit card transaction services for independent businesses, such as retail, travel, insurance, taxi, tour and shipping companies. This potentially lucrative market for Spectre is generally overlooked by the big industry players whose processing services are expensive for smaller businesses to access via the Internet.

MARKETING STRATEGY

The Company’s primary market focus is businesses generating high volumes of electronic payment transactions. The Company intends to market and sell its products and services by pre-qualifying prospective sales leads through direct contact or market research. We intend to tailor our sales efforts to reach this market by using commissioned inside sales personnel, as well as through non-exclusive resellers that act as an external sales force. Our direct sales effort will be coordinated by a sales executive and supported by commissioned employees who function in sales capacities. Spectre will continue to analyze its sales and marketing efforts in order to control costs, increase the effectiveness of its sales force, and broaden its reach through reseller initiatives and advantageous alliances.

--- WHERE OUR CUSTOMERS GET THEIR INFORMATION.

Our customers will learn about Gateway Express through:

•	Word-of-Mouth
•	Internet
•	Trade shows
•	Trade publications
•	Newspapers (local and national)
•	TV and Radio

MARKETING PROMOTION

Management intends to continue developing a marketing and promotion strategy to build Spectre’s Gateway Express brand, grow the Company’s client base, and promote client loyalty and client retention. The Company's marketing and promotional activities are planned to primarily target a customer demographic that generates high volumes of electronic payment transactions. These activities include both offline and online advertising:

--- ONLINE ADVERTISING.

Management intends to employ targeted banner advertisement agreements with major Internet content and service providers. The Company also intends to optimize our website with the latest search engine optimization (SEO) strategies to ensure top keyword positioning in popular search engines such as Overture, Google, and MSN. Management intends to obtain pay-per-click (PPC) agreements with major Internet content and service providers, which the Company will deploy through the popular search engines to promote the Gateway Express brand and services.

About PPC: Also known as pay for performance or search advertising, Pay Per Click advertising gives advertisers the possibility of having their adverts appear on the Search Engine results pages of certain Search Engines. The position of the adverts is decided on a bidding system with advertisers paying more to be positioned at the top of the page. Payment is then made at this rate every time someone clicks on the link in the advert which takes them through to the advertiser's website.

The PPC model functions in the following way: when shoppers search for a particular product by inputting a key word on the internet, a list of websites or products (in the case of Froogle.com)

appear on their screen. Once the shopper clicks on a link (example: our website link), the Company pays the search engines a set fee per keyword. The higher the Company bids per key word, the higher the ranking the company gets on a page, allowing users to view product by our site (in this example) more frequently.

--- ONLINE AFFILIATE PROGRAM.

The Company intends to establish an affiliate program and other initiatives aimed at increasing traffic and supporting the brand development. Under the proposed affiliate program, the Company would pay registered affiliates referral fees for sales generated via their links to the Company's Web site.

--- OFFLINE ADVERTISING.

The Company intends to use offline advertising to promote the Company’s Gateway Express brand through offline advertising. The Company employs offline advertising to promote both brand and specific merchandising opportunities. The Company's plan is to focus these efforts on print advertisements in trade journals that cater to a broad base of merchants. As revenues ramp up, management plans to continue to utilize additional forms of traditional offline advertising, such as television, radio, magazines, outdoor advertising and direct mail, in order to continue building our brand recognition.

--- ONLINE DIRECT MARKETING.

As the customer base grows, management will have an opportunity to collect significant data about the Company's customers. With our clients’ permission, management intends to maximize the value of this information by delivering meaningful information and special offers to customers via e-mail and other means. In addition, management intends to publish an online newsletter delivered by e-mail to subscribers in which will be highlighted important industry news and developments.

--- INDEPENDENT SALES ORGANIZATIONS.

The Company intends to generate new merchant accounts by contracting independent sales organizations. This marketing effort will be coordinated through the central office of the Company.

MARKETING MEDIUMS

The list below reflects the marketing mediums we will deploy over the next five years in order of importance and feasibility. Our goal is to allocate a marketing budget to the mediums we believe, over time, to be the most effective.

ONLINE:

•	Search Engine Optimization (SEO): The Company intends to optimize our website with the latest SEO strategies to ensure top keyword positioning in popular search engines such as Google, Yahoo, and MSN.

•
Pay-per-click: Management intends to obtain pay-per-click (PPC) agreements with major Internet content and service providers. The Company will deploy a PPC marketing strategy through the main search engines, such as Overture, Google, Yahoo, and MSN. PPC advertising gives Spectre the possibility of having its adverts appear on the Search Engine results pages when browsers initiate search preferences. Payment is then made every time someone clicks on the link in the advert which takes them through to the advertiser's website.

•
Website Banner Ads: The Company will place banner ads with websites that merchants in targeted industries. Banner Ads incorporate graphics that are placed on different websites for a fee. The fee is usually based on the number of times the ad will be seen.

ONLINE DIRECT MARKETING:

•	E-mail Campaigns: we produce targeted email blasts to lists of prospects we gather at industry events and through networking. We will use telemarketing to follow-up.

•	e-Newsletter: The Company will publish an e-Newsletter to keep our prospects and customers informed about new developments and changes to technological applications.

OFFLINE:

•	Word-of-Mouth: The Company expects that current business relationships will generate leads via word-of-mouth.

•	Sales Letters: The Company intends to mail sales letters to key decision-makers. We will start with current relationships to generate word-of-mouth leads and referrals.

•	Press Releases: The Company will write a series of targeted press releases and post them on PRNewsWire.com and similar wire services.

•	Print Collateral: The Company will create a media kit in both print and PDF format to give to prospects and mail with sales letters.

•	Trade Shows: The Company will attend industry specific trade shows to promote its products and services.

•	Co-Branding: The Company will create alliances with organizations to bundle and promote the Company’s gateway services.

•	Trade Publication Ads: The Company will strategically place advertising in publications that are targeted at retail merchants.

•	Newspaper Ads: The Company will strategically place advertising in the financial business section of local and national newspapers.

THE FOLLOWING ARE THE KEY ELEMENTS AND TACTICS OF OUR LONG-TERM BUSINESS DEVELOPMENT STRATEGY:

--- IMPROVE OUR PRODUCT OFFERINGS.

To compete effectively, and expand our market share, the Company must continually develop and introduce new products and enhancements that reflect technological developments and emerging industry standards. We plan to improve and expand our service offerings on an ongoing basis through acquisitions of complementary product lines and our internal research and development efforts.

--- EXPAND OUR OPERATIONS.

Management believe there is a significant opportunity to grow our business in the US, Canadian and European markets. To capitalize on this opportunity, we plan to form alliances with strategic partners to increase our distribution channels.

--- ACQUIRE COMPLEMENTARY BUSINESSES AND PRODUCTS.

Spectre’s growth strategy includes potential acquisitions that offer opportunities to increase our sales revenues, gross margins and market share. By acquiring technology and/or businesses that offer strategies to complement our existing services, we increase the likelihood that we can offer more services that will meet the needs of existing and potential customers, and thereby build a strong customer base more rapidly.

--- LEVERAGE EXISTING AND DEVELOP NEW STRATEGIC PARTNERSHIPS.

Management intends to build and strengthen strategic partnerships so that our partner companies will recommend our gateway services. We intend to fully support their efforts to maximize sales and plan to continue to recruit new companies as partners.

INDUSTRY OVERVIEW

--- HOW THE ELECTRONIC PAYMENTS MARKET WORKS.

The electronic payments market is comprised of debit and credit card issuers, switch interchanges, transaction acquirers and transaction generators, including ATM networks and retail merchant locations. The routing, control and settlement of electronic payments is a complex activity due to the large number of locations and variety of devices through which transactions can be generated, the large number of issuers in the market, high transaction volumes, geographically dispersed networks, differing types of authorization and varied reporting requirements. Increasingly, these activities are performed online and must be conducted 24 hours a day, 7 days a week.

Electronic payments software carries transactions from the transaction generators to the acquiring institutions. The software then uses regional or national switches to access the card issuers for approval or denial of the transactions. The software returns messages to the sources, thereby completing the transactions. Electronic payments software may be required to interact with dozens of devices, switch interchanges and communication protocols around the world. The electronic payments market has expanded both domestically and internationally.

--- THE FUTURE OF WIRELESS WEB COMMUNICATIONS CONTINUES TO GROW RAPIDLY.

 The use of non-paper based forms of payment by consumers in the United States, such as credit and debit cards, has steadily increased over the past several years. According to the 2004 Federal Reserve Payments Study, the number of electronic payment transactions totaled 44.5 billion in 2003 while the number of checks paid totaled 36.7 billion. This marked the first time that electronic payment transactions in the U.S. exceeded check payments.

The mobile Internet access market will cater to 136 million people by the end of 2007, thanks to the increased mobility of the workforce and the introduction of mobile-specific applications, according to Frost & Sullivan (an international marketing consulting and training company). That's an increase from 2.9 million active subscribers in 2000.

If current growth rates are sustained, payments made by credit cards and debit cards will each exceed the number of paid checks by 2010. The growth of electronic commerce has made the acceptance of card-based and other electronic forms of payment a necessity for businesses, both large and small, in order to remain competitive.

Federal Reserve Studies Confirm Electronic Payments Exceed Check Payments for the First Time

Minneapolis, Minn., December 6, 2004 -- Surveys conducted by the Federal Reserve confirm that electronic payment transactions in the United States have exceeded check payments for the first time. The number of electronic payment transactions totaled 44.5 billion in 2003, while the number of checks paid totaled 36.7 billion, according to recent surveys of U.S. depository financial institutions and electronic payments organizations.

“The balance has shifted from check writing to electronic payments, and we expect this trend to continue," said Richard Oliver, senior vice president of the Federal Reserve Bank of Atlanta and the Federal Reserve Banks' product manager for retail payments. "Indeed, at current growth rates, credit cards and debit cards will both surpass checks in terms of total annual transactions in 2007. Such rapid change presents opportunities and challenges for an industry traditionally geared toward paper-based payments. The value of these surveys is that they quantify this shift and provide important insight for all industry participants.”

(From the 2004 Federal Reserve Payments Study published February 2005)

WE BELIEVE THAT THE ELECTRONIC PAYMENT PROCESSING INDUSTRY AND SPECTRE WILL BENEFIT FROM THE FOLLOWING TRENDS:

--- FAVORABLE DEMOGRAPHICS.

As consumers age, we expect that they will continue to use the payment technology to which they have grown accustomed. More consumers are beginning to use card-based and other electronic payment methods for purchases at an earlier age. According to the Federal Reserve Survey of Consumer Finances, the percentage of households with consumers under the age of 30 years using debit cards increased from 24.5% in 1995 to 60.6% in 2001. As consumers who have witnessed the wide adoption of card products, technology, and the Internet comprise a greater percentage of the population and increasingly enter the work force, we expect that purchases using electronic payment methods will comprise an increasing percentage of total consumers spending. Because of the Internet's increasing adoption rate, businesses have a growing opportunity to conduct commerce with their consumers and business partners over the Internet.

--- INCREASED ELECTRONIC PAYMENT ACCEPTANCE BY SMALL BUSINESSES.

Small businesses are a vital component of the U.S. economy and are expected to contribute to the increased use of electronic payment methods. According to the U.S. Small Business Administration, small businesses generate more than 50% of the non-farm private gross domestic product in the United States. The lower costs associated with electronic payment methods are making these services more affordable to a larger segment of the small business market. In addition, we believe these businesses are experiencing increased pressure to accept electronic payment methods in order to remain competitive and to meet consumer expectations. As a result, many of these small businesses are seeking, and we expect many new small businesses will seek, to provide customers with the ability to pay for merchandise and services using electronic payment methods, including those in industries that have historically accepted cash and checks as the only forms of payment for their merchandise and services.

--- GROWTH IN ONLINE TRANSACTIONS.

Market researchers expect dramatic growth in card-not-present transactions due to the rapid growth of the Internet and electronic commerce. According to the U.S. Census Bureau, retail e-commerce sales for 2004 were $69.2 billion, an increase of 24% from $56.0 billion in 2003. The prevalence of the Internet makes having an online presence a basic consideration for those operating a business today. To remain competitive, many companies are seeking to leverage the Internet to provide operational efficiencies, create new revenue opportunities and maximize the longevity and profitability of their customer relationships.

--- BLUETOOTH WIRELESS TECHNOLOGY.

The evolution and adoption of Bluetooth services will change the way business is transacted, as more individuals begin to employ wireless devices in their day-to-day operations. Bluetooth wireless technology is set to revolutionize the personal connectivity market by providing freedom from wired connections. Bluetooth provides short-range radio links for point-to-point and point-to-multi-point voice and data transfer.

A Bluetooth chip is designed to replace cables by taking the information normally carried by the cable and transmitting it at a special frequency to a receiver Bluetooth chip. Bluetooth enables users to connect to a wide range of computing and telecommunications devices without the need for proprietary cables with the gross data transfer rate at 432 Kbps for full duplex transmission, 721/56 Kbps for asymmetric transmission. Bluetooth products will provide links between mobile computers, mobile phones and other portable handheld devices, and connectivity to the Internet. The wireless connectivity will support Wireless Personal Area Networking (WPAN), Wireless Local Area Networking (WLAN) and Wireless Wide Area Networking (WWAN).

COMPETITION

The online credit card processing and e-Commerce market is new, rapidly evolving and intensely competitive. Management expects to face stiff competition in every product and service category the Company offers. Barriers to entry are minimal, and current and new competitors can launch new gateways and web sites at a relatively low cost. The Company recognizes that its competitive advantage is not founded on the uniqueness or novelty of its gateway, but is based on its ability to brand its service/product, the quality and reliability of its technology, the strength of its marketing and sales programs, and the level of customer service it makes available to clients.

Spectre believes that the principal competitive factors in our market include:

•	Brand recognition
•	ease of use of technology
•	feature-rich user interface and reporting features
•	quality and reliability of service and technology
•	multi-channel access capability
•	speed in implementing payment processes
•	price of services
•	quality of customer service

Management believes that its Gateway Express is a leading edge software solution that offers clients all of the factors listed above. As such, management believes that Spectre’s gateway can compete on an equal footing with the industry’s leading transaction processors.

The payment processing industry is highly competitive. Many small and large companies compete with us in providing payment processing services and related services to a wide range of merchants. There are a number of large transaction processors, including First Data Merchant Services Corporation, Concord EFS, Inc., National Processing, Inc., and Global Payments, Inc., who serve a broad market spectrum from large to small merchants and provide banking, automatic teller machine, and other payment-related services and systems in addition to card-based payment processing. There are also a large number of smaller transaction processors that provide various services to small and medium-sized merchants.

A partial list and inconclusive description of competitors includes:

Authorize.Net
Authorize.Net is a payment authorization service for online businesses. Authorize.Net offers server-based transaction processing system that enables businesses to authorize, process, and manage credit card and electronic check transactions in a real-time, online environment from any computer with an Internet connection and a Web browser.

Internet Secure
Internet Secure accepts secure credit card payments even without a secure server and can also get set up with a merchant account. Internet Secure supports VISA and MasterCard with both US and Canadian merchant accounts.

CyberCash
With the CyberCash integration, shoppers can make credit card purchases and their credit cards can be authorized and charged over the Internet. The CyberCash CashRegister software is free for merchants and can be integrated with a shopping cart application. Pricing for the CyberCash service depends on the type of service you're looking for and can be found on their website.

For the purpose of comparison, a price list for services is usually available on each company’s website. The set up and monthly fees charged by other companies who offer a gateway service comparable to Spectre’s are typically more expensive than Spectre’s. Unlike some of the offerings from other companies, with Spectre’s gateway there is no additional charge for shopping cart integration, digital certificates and digital IDs.

SOURCES AND AVAILABILITY OF RAW MATERIALS AND PRINCIPAL SUPPLIERS

Spectre’s gateway services are not dependent on the availability raw materials. As such, we do not need to purchase raw materials nor do we use or rely on outside suppliers or vendors to make our credit card processing gateway services available to merchants.

--- WE RELY ON THIRD-PARTY SOFTWARE AND APPLICATIONS.

The Company integrates third-party software as a component of our gateway infrastructure. There are inherent limitations in the use and capabilities of much of the third-party technology that we use. As a result, we face a number of challenges in integrating these technologies into our products. We would be seriously harmed if the third-party providers from whom we get our software ceased to deliver and support reliable products, enhance their current products or respond to emerging industry standards. In addition, the third-party software may not continue to be available to us on commercially reasonable terms or at all. The loss of, or inability to maintain or obtain this software, could result in shipment delays or reductions. Furthermore, we might be forced to limit the features available in our current or future product offerings. Either alternative could seriously harm our business and operating results.

CUSTOMERS

Spectre is at an early stage of business development and, as such, derives its revenue from business transacted by a few customers. Accordingly, the Company acknowledges that it faces substantial risk due to a concentration of business from the modest number of clients that it currently serves and recognizes that the challenges relevant to building a broader, larger clientele are formidable. The Company plans to execute a comprehensive marketing and sales strategy to build its client base and alleviate its dependence on a small base of customers.

TRADEMARKS, COPYRIGHTS, PATENTS

Spectre is in the process of registering a trademark for Gateway Express , the Company’s Internet Based Credit Card transaction processing gateway.

Management recognizes that our continued success depends in part upon our software, related technology, and our publicly branded services. We principally rely upon a registered trademark to protect the unique identity and the commercial value of our services. There can be no assurance that the steps taken will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology.

GOVERNMENT APPROVAL &GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

--- REGULATORY BACKGROUND.

The Company is not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally and directly applicable to online commerce. The Company is not currently subject to direct regulation by any governmental agency other than laws and regulations generally applicable to businesses. Notably, Spectre promotes best practices and ethical business conduct in relation to the Company’s corporate culture and its day-to-day operations.

As Internet use gains popularity, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of online commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. Management does not contemplate providing personal information regarding the Company's customers to third parties. However, the adoption of additional consumer protection laws could create uncertainty in Web usage and reduce the demand for the Company's products and services.

Governments have and may continue to enact legislation applicable to the Company in areas such as content distribution, performance and copying, other copyright issues, network security, encryption, the use of key escrow data, privacy protection, caching of content by server products, electronic authentication or "digital" signatures, illegal or obscene content, access charges and retransmission activities. The applicability to the Internet of existing laws governing issues such as property ownership, content, taxation, defamation and personal privacy is also uncertain. Export or import restrictions, new legislation or regulation or governmental enforcement of existing regulations may limit the growth of the Internet, increase the Company’s cost of doing business or increase it legal exposure.

In addition, because the Company's services are intended to be made available over the Internet in multiple states and foreign countries, other jurisdictions may claim that the Company is required to qualify to do business in that state or foreign country. The Company's failure to qualify in a jurisdiction where it is required to do so could subject it to taxes and penalties. It could also hamper the Company's ability to enforce contracts in these jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to the business could have a material adverse effect on the business, results of operations and financial condition.

Management is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, and export or import matters. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws that are intended to address these issues could create uncertainty in the Internet market place.

COSTS OF RESEARCH AND DEVELOPMENT ACTIVITIES

Since the creation of the Gateway Express Technology, approximately $250,000 has been spent on research and development activities.

COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

As a credit card transaction processing gateway, Spectre is not impacted by the costs and effects of compliance with environmental laws, other than the laws and regulations generally applicable to businesses. Spectre operates with a high level of respect for and promotes the protection of the environment, and is not aware of circumstances that would create any significant financial responsibility for environmental matters.

EMPLOYEES

Spectre does not employ salaried full-time or part time staff. All individuals that work for the Company are independent contractors who are compensated on a commission basis. Independent contractors may also be compensated with stock options.

Reports to Security Holders

We are not currently required to deliver an annual report to security holders. None will be provided until such time as one is required. We have not previously filed reports with the Securities and Exchange Commission, nor with any other securities regulator.

Copies of this, and all future reporting materials filed with the SEC may be obtained at the SEC's Public at 450 Fifth Street, N.W., Washington, D.C. 20549 and/or obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the Company intends to be an electronic filer and as such, all items filed by the Company are available through an Internet site maintained by the SEC which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which site is available at http://www.sec.gov. The contents of these websites are not incorporated into this filing. Further, the Company's references to the URLs for these websites are intended to be inactive textual references only.

RISK FACTORS

FACTORS AFFECTING OPERATING RESULTS, LIQUIDITY AND CAPITAL RESOURCES; RISKS RELATED TO OUR BUSINESS; FACTORS THAT MAY AFFECT FUTURE RESULTS AND MARKET PRICE OF STOCK:

WE OPERATE IN A RAPIDLY CHANGING ENVIRONMENT THAT INVOLVES NUMEROUS RISKS, SOME OF WHICH ARE BEYOND OUR CONTROL. THE FOLLOWING DISCUSSION HIGHLIGHTS THESE RISKS.

A. RISKS RELATED TO OUR BUSINESS

--- COMPETITORS HAVE LONGER OPERATING HISTORIES.

Many of the Company's current and potential competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than does the Company. Many of these current and potential competitors can devote substantially more resources to the development of their business operations than the Company can at present. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with other established competitors.

Certain of the Company's competitors may be able to secure transaction processing fees on more favorable terms and adopt more aggressive pricing than can the Company. Given the fact that the Company has a limited operating history, many of the Company's competitors have significantly greater experience operating credit card processing and e-Commerce businesses.

The Company's online competitors are particularly able to compete by using the Internet as a marketing medium to reach significant numbers of potential customers. Finally, new technologies and the expansion of existing technologies, may increase competition and attract existing clients to competitor businesses.

--- INABILITY TO BUILD AWARENESS OF THE GATEWAY EXPRESS BRAND MAY PROHIBIT THE COMPANY FROM COMPETING EFFECTIVELY AGAINST COMPETITORS WHO HAVE GREATER NAME RECOGNITION. SALES COULD BE ADVERSELY AFFECTED.

If the Company is unable to economically achieve or maintain a leading position in development of its gateway processing systems, or to promote and maintain its brand and its business, results of operations and financial condition could suffer. Management believes that the importance of brand recognition will increase as more companies engage in credit card processing over the Internet. Development and awareness of our brand will depend largely on the Company's success in increasing its customer base. In order to attract and retain customers and to promote and maintain its brand in response to competitive pressures, management plans to increase the Company's marketing and advertising budgets and otherwise to increase substantially its financial commitment to creating and maintaining brand loyalty. (For greater details regarding principal markets and distribution methods, please see "Marketing”, “Marketing Strategy" and "Marketing Promotion" above.)

--- THE FAILURE TO IMPROVE OUR GATEWAY SERVICES OR TO OFFER NEW SERVICES COULD CAUSE US TO LOSE CUSTOMERS.

Our business industry involves rapidly changing technology. Our success depends on our ability to improve our existing gateway services and to develop and market new services. The costs and expenses associated with such an effort could be significant to us. There is no assurance that we will be able to find the funds necessary to keep up with new technology or that if such funds are available that we can successfully improve our existing gateway services or successfully develop new services. Our failure to provide improved services to our customers or any delay in providing such services could cause us to lose customers to our competitors. Loss of customers could have a material adverse effect on Spectre.

--- WE ARE RELIANT UPON OUR MANAGEMENT TO BE SUCCESSFUL.

 The rapid execution necessary for us to fully exploit the market for our products and services requires an effective planning and management process. Our growth is expected to continue to place, a significant strain on our managerial, operational and financial resources. Our ability to manage effectively will require it to continue to implement and improve our operational, financial and management information systems and to attract, identify, train, integrate and retain qualified personnel. These demands will require the addition of new management personnel and the development of additional expertise by existing management. Our success depends to a significant extent on the ability of our officers to operate effectively, both independently and as a group.

--- OUR GROWTH IS DEPENDENT UPON THE AVAILABILITY AND SUCCESSFUL HIRE OF INDEPENDENT CONTRACTORS.

Our continued growth and success depend to a significant extent on the continued service of our senior management and the successful hire of qualified independent contractors. Competition for highly-skilled business, product development, technical and other personnel is becoming more intense due to skill shortages and private companies that can offer greater equity incentives, particularly those that can offer greater compensation in connection to an initial public offering. Accordingly, we expect to experience increased compensation costs that may not be offset through either improved productivity or higher prices. There can be no assurances that we will be successful in continuously recruiting management personnel or independent contractors. In general, we do not have long-term employment or non-competition agreements with independent contractor hires. The loss of one or more key senior management/directors could have a material adverse effect on our continued growth.

--- WE DEPEND ON THE GROWTH OF OUR CUSTOMER BASE AND INCREASED BUSINESS FROM OUR CURRENT CUSTOMERS.

Our success is substantially dependent on the continued growth of our customer base. If we fail to increase our customer base, our business and operating results would be seriously harmed. Our ability to attract new customers will depend on a variety of factors, including the reliability, security, scalability and cost-effectiveness of our gateway services, as well as our ability to effectively market our services. If we fail to generate repeat and expanded business from our current customers, our business and operating results would be seriously harmed.

--- IMPLEMENTATION OF OUR SERVICES BY LARGE CUSTOMERS MAY BE COMPLEX AND CUSTOMERS COULD BECOME DISSATISFIED IF IMPLEMENTATION OF OUR PRODUCTS PROVES DIFFICULT, COSTLY OR TIME CONSUMING.

Our products must integrate with other existing computer systems used by our customers. Integrating with other computer systems and software APIs can be complex, time consuming and expensive and can cause delays in the deployment of our service for such customers. Customers could become dissatisfied with our services if implementations prove to be difficult, costly or time consuming, and this could negatively impact our ability to sell our services.

--- PROTECTION OF OUR TRADEMARKED PROPERTY IS LIMITED.

The legal protection afforded by a registered trademark is limited. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use our proprietary information. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could significantly harm our business and operating results.

--- INTELLECTUAL PROPERTY CLAIMS AGAINST THE COMPANY CAN BE COSTLY AND COULD IMPAIR BUSINESS.

 Other parties may assert infringement or unfair competition claims against the Company. Management cannot predict whether they will do so, or whether any future assertions or prosecutions will harm the business. If the Company is forced to defend against any infringement claims, whether they are with or without merit or are determined in the Company's favor, then the Company may face costly litigation, diversion of technical and management personnel, or service enhancement delays. Further, the outcome of a dispute may be that management would need to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to management, or at all.

--- IF THE PROTECTION OF OUR PROPOSED TRADEMARK IS INADEQUATE, BRAND AND REPUTATION COULD BE IMPAIRED AND CUSTOMERS COULD BE LOST.

The Company intends to take steps to protect proprietary rights which steps may be inadequate. Management regards copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to its success. The Company intends to rely heavily on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect proprietary rights. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company intends to sell its services online. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, the Company may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of intended trademarks and other proprietary rights.

--- WE ARE DEPENDENT, IN PART, UPON THE COPYRIGHT AND TRADE SECRET LAWS TO PROTECT OUR TECHNOLOGY; HOWEVER, THERE IS A RISK THAT OUR COMPETITORS WILL BE ABLE TO DEVELOP TECHNOLOGIES THAT ARE EQUIVALENT OR SUPERIOR TO OURS.

 Our success depends in part upon our software and related documentation. We principally rely upon copyright, trade secret and contract law to protect our technology. There can be no assurance that the steps taken will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop proprietary technologies that are substantially equivalent or superior to our technology.

B.	RISKS RELATED TO OUR INDUSTRY

--- HIGHLY COMPETITIVE INDUSTRY.

The payment processing industry is highly competitive. Many small and large companies compete with us in providing payment processing services and related services to a wide range of merchants. There are a number of large transaction processors, including First Data Merchant Services Corporation, Concord EFS, Inc., National Processing, Inc., and Global Payments, Inc., who serve a broad market spectrum from large to small merchants and provide banking, automatic teller machine, and other payment-related services and systems in addition to card-based payment processing. There are also a large number of smaller transaction processors that provide various services to small and medium-sized merchants. Many of our competitors have substantially greater capital resources than does Spectre and operate as subsidiaries of financial or bank holding companies, which may allow them on a consolidated basis to own and conduct depository and other banking activities that we do not have the regulatory authority to own or conduct.

Although the industries we operate in are established, the technology we use and rely on is new and emerging. As such, we expect increasing competition in the future. While there are a number of companies that compete directly for credit card processing transaction services, there are few companies that offer a gateway solution such as ours to small and medium sized businesses. To be successful, the Company must offer the highest quality products and services. Furthermore, we believe our gateway presents a competitive distinction by providing merchants with a single integrated payment solution that consolidates, processes, tracks and reports all payments.

--- INDUSTRY CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE.

The payment processing in which the Company operates a gateway is highly competitive and is characterized by rapid technological change, rapid rates of obsolescence and introductions of competitive services often at lower prices and/or with greater functionality than those currently on the market. The Company currently is not a major player in the industries in which it competes, and, in management's opinion, the Company's share of the markets in which it competes is relatively small in comparison to most of its competitors. Many of the Company's competitors have substantially greater financial and marketing resources than the Company. As a result, competitors may be better able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their services than is the Company. In the future, the Company may encounter substantial new competition. There can be no assurance that the Company's current gateway services will not become obsolete, or that the Company will have the financial resources, technical expertise, marketing capabilities or manufacturing and support facilities to compete successfully in the future.

--- NEW INDUSTRY STANDARDS CAN RENDER EXISTING GATEWAY SERVICES OBSOLETE AND UNMARKETABLE.

The introduction of gateway services that embody new technologies and the emergence of new industry standards can, in a relatively short period of time, render existing services obsolete and unmarketable. The Company believes that its success will depend upon its ability continuously to develop new service offerings and to enhance its current roster of services and to introduce them promptly into the market. There can be no assurance that the Company will be successful in developing and marketing new services, or respond to technological change or evolving industry standards. There can be no assurance that the Company will not experience difficulties that could delay or prevent the success or development, introduction and marketing of these services, enhancements, or that any new service, or enhancement it may introduce will achieve market acceptance. Failure to develop and introduce new enhancements or services or to gain customer acceptance in a timely fashion could harm the Company's competitive position and materially adversely affect it. This business is highly competitive and is subject to fluctuations based upon many factors over which the Corporation has no control, such as the condition of public markets, interest rates and the state of capital markets. Many of the Corporation's competitors are national or international companies with far greater resources, capital and access to information than the Corporation. As a result, the Corporation may become involved in transactions with more risk than if it had greater resources.

We expect increasing competition in the future. While there are a number of companies that compete directly for credit card processing transaction services, there are few companies that offer a gateway solution such as ours to small and medium sized businesses. To be successful, the Company must maintain its competitive advantage by continuing to offer the highest quality products and services. As such, the Company must have access to the resources and capital to foster and maintain its competitive advantage, and continue to offer a roster of services at affordable prices that best our competition.

--- WE FACE COMPETITION FROM OTHER ENTITIES PROVIDING SERVICES SIMILAR TO OURS.

 The market for all Internet based e-Commerce services is intensely competitive. Since there are no substantial barriers to entry, we expect competition in these markets to intensify. We believe that the principal competitive factors in these markets are name recognition, performance, ease of use and functionality. Our existing competitors, as well as a number of potential new competitors, may have longer operating histories in the Internet market, greater name recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources. Such competitors may be able to undertake more extensive marketing campaigns and make more attractive offers to potential employees. Further, there can be no assurance that our competitors will not develop services that are equal or superior to ours or that achieve greater market acceptance than our offerings in the area of name recognition, performance, ease of use and functionality. There can be no assurance that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition.

--- THERE CAN BE NO ASSURANCE THAT ANY NEW SERVICES WE INTRODUCE WILL ACHIEVE SIGNIFICANT MARKET ACCEPTANCE OR WILL GENERATE SIGNIFICANT REVENUE.

The market for our services is characterized by rapid technological advances in hardware and software development, evolving standards in computer hardware and software technology and frequent new service introductions and enhancements. Service introductions and possible short life cycles for our service offerings may necessitate high levels of expenditures for research and development. To obtain a competitive position, we must enhance and improve existing services and continue to introduce new software and new versions of existing software that will satisfy increasingly sophisticated customer requirements and achieve market acceptance. Our inability or failure to successfully enhance and improve our services in a timely manner, and position and/or price our services could have a material adverse effect on our business, results of operations or financial position.

If we were to experience delays in the commercialization and introduction of new or enhanced services and software, if customers were to experience significant problems with the implementation and installation of software, or if customers were dissatisfied with software functionality or performance, this could have a material adverse effect on our business, results of operations or financial position.

--- OUR PRICING OF OUR GATEWAY SERVICES MAY NOT BE CONDUCIVE TO CONTINUED USE.

 Intense competition in the various markets in which we compete may put pressure on us to reduce prices on our services. Changes in the customer's use of our services could also result in lower revenues if our pricing model is not adapted to such usage. Any such price reductions and resulting lower license revenues could have a material adverse effect on our business, results of operations, or financial position, if we cannot offset these price reductions with a corresponding increase in client transaction volumes or lower spending.

--- OUR SUCCESS IS DEPENDENT ON KEEPING UP WITH TECHNOLOGICAL CHANGES AND IS DEPENDENT UPON THE ACCEPTANCE OF OUR RECENTLY INTRODUCED PRODUCTS AS WELL AS DEVELOPING NEW SERVICES.

The market in which we compete is characterized by rapidly changing technology, evolving industry standards, frequent new service announcements, introductions and enhancements and changing customer demands. Market characteristics are exacerbated by the emerging nature of the Internet. If competitors introduce new services, or if new industry standards and practices emerge, our technology, systems and services may become obsolete. The Company may use new technologies ineffectively or may fail to adapt a new technology to meet customer requirements or emerging industry standards. Accordingly, our future success will depend in significant part on our ability to adapt to rapidly changing technologies, the ability to adapt our services to evolving industry standards, and to continually improve the performance, features and reliability of our services in response to both evolving demands of the marketplace and competitive service offerings. Our failure to adapt to such changes and evolution would have a materially adverse effect on our business, results of operations and financial condition.

--- IF WE HAVE SOFTWARE DEFECTS, WE MAY LOSE CUSTOMERS TO OTHER COMPANIES WITH SIMILAR SERVICES.

Our existing services or new enhancements, whether improved versions or existing services or introductions of new services, may contain undetected errors that require significant design modifications, resulting in a loss of customer confidence and user support and potentially having a material adverse effect on our services and, consequently, our business, results of operations and financial condition.

--- WE ARE DEPENDENT ON THE INTERNET.

The success of our services is dependent on the provision and administration of reliable infrastructure for our Internet based gateway. Because online exchange of information of the Internet and other similar open wide area networks are new and evolving, it is difficult to predict with any assurance whether the Internet will provide to be a viable commercial marketplace. The Internet has experienced, and is expected to continue to experience, significant, geometric growth in the number of users and amount of traffic. There can be no assurance that the infrastructure or complementary services necessary to make the Internet a viable commercial marketplace will be developed, or, if developed, that the Internet will become a viable commercial marketplace for services and products such as those offered. If the necessary infrastructure or complementary services or facilities are not developed, or if the Internet does not become a viable commercial marketplace, our business, results of operations and financial condition will be materially adversely affected.

--- WE HAVE A STRONG DEPENDENCE ON NETWORK INFRASTRUCTURE AND THERE IS A RISK OF SYSTEM FAILURE AND LOSS OF CAPACITY.

Substantially all of our development hardware and software and certain of our computer hardware operations are located at Radiant Communications, at 1600 - 1050 West Pender Street, in Vancouver, B.C., Postal Code: V6E 4T3. There can be no assurance that other Internet related system failures at any location would not adversely affect the performance of our services. While we have taken steps to minimize the risks associated with power failures, fire, physical and electronic security, telecommunications failures, any computer system is vulnerable to damage from fire, floods, power loss, telecommunications failures, break-ins and similar events. The occurrence of any of these risks could have a material adverse effect on our business, results of operations and financial condition. We do maintain fully redundant or backup Internet services or backbone facilities at other fully redundant computing and telecommunication facilities. In spite of the backup, any accident, incident or system failure that causes interruptions in our operations could have a material adverse effect on our ability to provide Internet services to our clients, and, in turn, on our business, financial condition and results of operations.

The future success of our business will depend on the capacity, reliability and security of our network infrastructure. We will have to expand and adapt our network infrastructure as the number of customers and the amount and type of information they wish to utilize increases. Such expansion and adaptation of our network infrastructure will require substantial financial, operational and management resources. There can be no assurance that we will be able to expand or adapt our network infrastructure to meet additional demand or changing client requirements on a timely basis and at a commercially reasonable cost or at all. While our objective is to maintain substantial excess capacity, any failure to expand or enhance our network infrastructure on a timely basis or to adapt it to an expanding client base or evolving industry standards, could materially adversely affect our business, financial condition and results of operations.

--- ALTHOUGH WE HAVE IMPLEMENTED SAFEGUARDS TO PREVENT UNAUTHORIZED ACCESS TO OUR APPLICATION SOFTWARE, THERE ALWAYS EXISTS CERTAIN SECURITY RISK WHICH MAY CAUSE INTERRUPTION, DELAYS OR CESSATION IN SERVICE.

Despite the implementation of security measures, our network infrastructure may be vulnerable to computer viruses or problems caused by third parties, which could lead to interruptions, delays or cessation in service to our clients. Inappropriate use of the Internet by third parties could also potentially jeopardize the security or deter certain persons from using our services. Such inappropriate use of the Internet would include attempting to gain unauthorized access to information or systems - commonly known as "cracking" or "hacking." Although we intend to continue to implement security measures, such measures have been circumvented in the past, and there can be no assurance that measures implemented will not be circumvented in the future. Alleviating problems caused by computer viruses or other inappropriate uses or security breaches may require interruptions, delays or cessation in service to our operations. There can be no assurance that customers or others will not assert claims of liability against us as a result of failures. Further, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet service industry in general and our customer base and revenues in particular.

--- THE UNSETTLED LAW AS IT RELATES TO ONLINE SERVICE COMPANIES CREATES A POSSIBILITY THAT LIABILITY MAY RESULT FOR INFORMATION SUPPLIED BY OUR CUSTOMERS THAT ARE DISSEMINATED THROUGH OUR SOFTWARE.

The law relating to the liability of Internet on-line services companies for information carried on or disseminated through their networks is unsettled. Several private lawsuits seeking to impose such liability upon Internet on-line services companies are currently pending. Although no such claims have ever been asserted against us, there can be no assurance that such claims will not be asserted in the future, or if asserted, will not be successful. Furthermore, although we have attempted to limit our liability by the terms of our standard service agreement, there can be no assurance that our liability would be so limited in the event of any litigation or other claim against us.

As the law in this area develops, the potential imposition of liability upon us for information carried on and disseminated through our network could require us to implement measures to reduce our exposure to such liability, which may require the expenditure of substantial resources or the discontinuation of certain products or service offerings. Any costs that are incurred as a result of contesting any such assert claims or the consequent imposition of liability could materially adversely affect our business, financial condition and results of operation.

--- IF WE ARE UNABLE TO PROCESS SIGNIFICANTLY INCREASED VOLUME ACTIVITY, THIS COULD AFFECT OUR OPERATIONS AND WE COULD LOSE OUR COMPETITIVE POSITION.

While current estimates regarding increased volume are within the capabilities of the transaction systems our gateway connects to, it is possible that a significant increase in volume transaction activity could exceed the systems capabilities. In the event we are unable to process increases in volume, this could significantly adversely affect our merchant customers and our overall competitive position. Such a problem may severely impact our results of operations and financial condition.

--- CREDIT CARD FRAUD.

Although the Company conducts regular and frequent routine anti-hacking fraud tests and in addition has encryption certificates, systems and software for the electronic surveillance and monitoring of fraudulent credit card use, the Company is not liable for fraudulent use of consumer credit cards since the entire risk is passed on to the Merchant Processor. The Company has in all its literatures, marketing materials and its Licensing Agreement a clause stating this fact.

--- SECURITY BREACHES COULD IMPACT OUR CONTINUED OPERATIONS. We process confidential financial information and maintain several levels of security to protect this data. Security includes hand and card-based identification systems at our data center location that restrict access to the facility, employee monitoring and access restriction policies, and various firewall and network management methodologies that restrict unauthorized access through the Internet. While these systems have worked effectively in the past, there can be no assurance that they will continue to operate without a security breach in the future. Depending upon the nature of the breach, the consequences of security breaches could be significant to Spectre's continued operations.

--- WHILE WE MAINTAIN INSURANCE PROTECTION AGAINST CLAIMS RELATED TO OUR SERVICES, THERE IS NO ASSURANCE THAT SUCH PROTECTION WILL BE ADEQUATE TO COVER POTENTIAL CLAIMS AND OUR INABILITY TO OTHERWISE PAY SUCH CLAIMS COULD HARM OUR BUSINESS.

We maintain errors and omissions insurance for the services we provide. While we believe the limit on our errors and omissions insurance policy is adequate and consistent with industry practice, if our customers or other third parties bring claims, we could be required to pay the required claim or make significant expenditures to defend against such claims in amounts that exceed our current insurance coverage. There is no assurance that we will have the money to pay potential plaintiffs for such claims if they arise beyond the amounts insured by us. Making these payments could have a material adverse effect on our business.

--- INVOLVEMENT IN LITIGATION COULD HARM OUR BUSINESS. We are not currently involved in any lawsuits arising from the ordinary course of business. The cost to us for the fees and expenses to defend a lawsuit could have a material adverse effect on our financial condition, results of operations or cash flow. In addition, there can be no assurance that we will not at some time in the future experience significant liability in connection to a lawsuit.

C. RISKS RELATED TO SECURITIES MARKETS AND RISKS ASSOCIATED WITH OUR COMMON STOCK

--- THE OPERATING RESULTS ARE DIFFICULT TO PREDICT. IF THE COMPANY FAILS TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS, THE MARKET PRICE OF THE COMMON STOCK MAY DECLINE SIGNIFICANTLY.

Management expects both quarterly and annual operating results to fluctuate significantly in the future. Because the operating results will be volatile and difficult to predict, in some future quarter the operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of the common stock may decline significantly. Factors that may harm the business or cause the operating results to fluctuate include the following: the inability to obtain new clients at a reasonable cost; decreases in the number of clients; the ability of competitors to offer superior software; price competition; the failure to develop marketing relationships with key business partners; increases in the cost of online or offline advertising; the amount and timing of operating costs and capital expenditures relating to expansion of operations. Any change in one or more of these factors could reduce gross margins in future periods.

--- THERE MAY BE A VOLATILITY OF OUR STOCK PRICE.

Since the common stock is publicly traded, the market price of the common stock may fluctuate over a wide range and may continue to do so in the future. The market price of the common stock could be subject to significant fluctuations in response to various factors and events, including, among other things, the depth and liquidity of the trading market of the common stock, quarterly variations in actual or anticipated operating results, growth rates, changes in estimates by analysts, market conditions in the industry (including demand for Internet access), announcements by competitors, regulatory actions and general economic conditions. In addition, the stock market from time to time experiences significant price and volume fluctuations, which particularly affects the market prices of the stocks of high technology companies, and which may be unrelated to the operating performance of particular companies. As a result of the foregoing, our operating results and prospects from time to time may be below the expectations of public market analysts and investors. Any such event would likely result in a material adverse effect on the price of the common stock.

--- IF WE NEED TO SELL OR ISSUE ADDITIONAL SHARES OF COMMON STOCK OR ASSUME ADDITIONAL DEBT TO FINANCE FUTURE GROWTH, OUR STOCKHOLDERS' OWNERSHIP COULD BE DILUTED OR OUR EARNINGS COULD BE ADVERSELY IMPACTED.

Our business strategy may include expansion through internal growth, by acquiring complementary businesses, or by establishing strategic relationships with other financial organizations. In order to do so, to fund other activities, we may issue additional equity securities that could dilute our stockholders' stock ownership. We may also assume additional debt and incur impairment losses related to goodwill and other tangible assets if we acquire another company and this could negatively impact our results of operations. As of the date of this report, management has no plan to raise additional capital through the sale of securities and believes that our cash flow from operations together with cash on hand and our established line of credit will be sufficient to meet our working capital and other commitments.

--- WE HAVE ADOPTED A NUMBER OF ANTI-TAKEOVER MEASURES THAT MAY DEPRESS THE PRICE OF OUR COMMON STOCK.

 Our rights agreement, our ability to issue additional shares of preferred stock and some provisions of our articles of incorporation and bylaws could make it more difficult for a third party to make an unsolicited takeover attempt of us. These anti-takeover measures may depress the price of our common stock by making it more difficult for third parties to acquire us by offering to purchase shares of our stock at a premium to its market price.

--- WE HAVE NOT PAID AND DO NOT CURRENTLY PLAN TO PAY DIVIDENDS, AND YOU MUST LOOK TO PRICE APPRECIATION ALONE FOR ANY RETURN ON YOUR INVESTMENT.

Some investors favor companies that pay dividends, particularly in general downturns in the stock market. We have not declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth, and we do not currently anticipate paying cash dividends on our common stock in the foreseeable future. Because we may not pay dividends, your return on this investment likely depends on selling our stock at a profit.

--- QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are currently not exposed to any significant financial market risks from changes in foreign currency exchange rates or changes in interest rates and do not use derivative financial instruments. All of our revenue and capital spending is transacted in U.S. dollars. However, in the future, we may enter into transactions in other currencies. An adverse change in exchange rates would result in a decline in income before taxes, assuming that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or foreign currency sales price as competitors' products become more or less attractive.

--- SHARES OF OUR COMMON STOCK MAY BE "PENNY STOCKS”.

At all times when the current market price per share of our common stock is less than $5.00, our shares of common stock will be considered "penny stocks" as defined in the Securities Exchange Act of 1934, as amended. As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the price of the shares of our common stock being issued under this prospectus. In addition, the penny stock rules adopted by the Securities and Exchange Commission under the Exchange Act would subject the sale of shares of our common stock to regulations which impose sales practice requirements on broker-dealers. For example, broker-dealers selling penny stocks must, prior to effecting the transaction, provide their customers with a document which discloses the risks of investing in penny stocks.

Furthermore, if the person purchasing penny stocks is someone other than an accredited investor, as defined in the Securities Act, or an established customer of the broker-dealer, the broker-dealer must also approve the potential customer's account by obtaining information concerning the customer's financial situation, investment experience and investment objectives. The broker-dealer must also make a determination whether the transaction is suitable for the customer and whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in penny stocks. Accordingly, the SEC's rules may limit the number of potential purchasers of shares of our common stock. Moreover, various state securities laws impose restrictions on transferring penny stocks, and, as a result, investors in our common stock may have their ability to sell their shares impaired.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which (i) contained a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (ii) contained a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of Securities' laws; (iii) contained a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price; (iv) contains a toll-free telephone number for inquiries on disciplinary actions; (v) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (vi) contains such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in penny stock, the customer (i) with bid and offer quotations for the penny stock; (ii) the compensation of the broker-dealer and its salesperson in the transaction; (iii) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (iv) month account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If any of the Company's securities become subject to the penny stock rules, holders of those securities may have difficulty selling those securities.

Item 2  Management’s Discussion and Analysis or Plan of Operation.

Management believe that electronic commerce (the exchange of goods and/or services electronically over the Internet) is revolutionizing businesses by providing a relatively low-cost means of distributing goods and services and expanding markets globally, increasing efficiencies, and providing better, more personalized customer services. Credit card transaction processing is vital aspect of electronic payment transactions and e-Commerce, in general, because the use of credit cards and card-not-present transactions, in particular, has played a significant role in the growth of e-commerce over the Internet. Management believes that the growth trend for electronic payment via credit cards will continue to grow for years to come. The numbers relevant to credit card processing activity confirm this, as the balance has clearly shifted from check writing to electronic payments.

The Federal Reserve confirmed that in 2003 electronic payment transactions in the United States exceeded check payments for the first time. The number of electronic payment transactions totaled 44.5 billion in 2003, while the number of checks paid totaled 36.7 billion, according to surveys of U.S. depository financial institutions and electronic payments organizations.

As consumers age, they will continue to use the payment technology to which they have grown accustomed. In addition, more consumers are beginning to use card-based and other electronic payment methods for purchases at an earlier age. According to the Federal Reserve Survey of Consumer Finances, the percentage of households with consumers under the age of 30 years using debit cards increased from 24.5% in 1995 to 60.6% in 2001. The growth of electronic commerce has made the acceptance of card-based and other electronic forms of payment a necessity for businesses, both large and small. In order to remain competitive, all e-businesses must utilize a credit card processor and a gateway to facilitate consumer debt transactions.

Management plan to address this opportunity by building a strong Company that is focused on growing revenue, keeping operating costs low and, importantly, generating a return for its stakeholders. To succeed management recognize that they must implement a targeted marketing plan that focuses on building brand recognition. Spectre’s marketing program is designed to identify the Company’s Gateway Express brand with reliable technology, functionality via a number of different technological platforms, quality of service and ease of use. The importance of brand recognition cannot be understated because barriers to entry for competitors are minimal, and current and new competitors can launch new gateways and web sites at a relatively low cost. As such, Management plans to continue to implement a targeted marketing program that incorporates online and offline strategies over the next twelve months to increase brand recognition and build its client base. (Please see “Marketing” above).

Management recognizes that the Company’s competitive edge and long-term success depend on the implementation and application of state-of-the-art technologies so that every merchant’s experience with Spectre’s gateway is seamless and productive. From its inception, the Company has utilized leading-edge technologies in the design and implementation of its gateway to ensure that clients have a best of breed solution. As such, the Company uses Apache Tomcat, Sybase, Oracle and MS SQL for its application servers to give clients flexible and broad access to the gateway interface via a number of different technologies. Management believes the Company’s gateway is unique in the number of methods of access it allows (SSL via APIs that are Java, C# or HTML based), and in its ability to support each merchant through one vertically integrated source. Importantly, the Company utilizes Secure Sockets Layer (SSL) and 128-bit encryption to keep data secure. The Company’s network is tested regularly for security breaches and failures. The Company’s network is certified by the credit card processor as a secure gateway for credit card transaction processing. As the Company grows, management intends to invest in new technologies to maintain and promote a leading edge network for their clients.

--- WE HAVE MINIMAL OPERATING HISTORY AND REVENUE AND WE HAVE MINIMAL ASSETS.

Spectre was incorporated on December 30, 2004. Our gateway began facilitating the process of credit card transactions on April 1, 2005. Accordingly, we have an extremely limited operating history upon which an evaluation and our business can be based. Our business must be considered in light of the risks, expenses and problems frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as the Internet. Specifically, such risks include our failure to anticipate and adapt to a developing market, development of equal or superior services by competitors, and the inability to identify, attract, retain and motivate qualified personnel. There can be no assurance that we will be successful in addressing such risks.

As a result of our limited operating history, it is difficult to accurately forecast the volume of the transactions that our gateway processes and management has limited historical transaction data upon which to base planned operating expenses. Operating results are difficult to forecast because they depend on the volume of the transactions that our gateway processes, which will generally fluctuate in line with the strength of economic activity, our competitiveness, and our ability to grow our client base. As a result, management may be unable to adjust capital allocations and spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause net losses in a given period to be greater than expected.

--- OUR ABILITY TO CONTINUE AS A GOING CONCERN.

In view of our minimal operating history and revenue conditions, our ability to continue as a going concern is uncertain and dependent upon achieving a profitable level of operations and, if necessary, on our ability to obtain necessary financing to fund ongoing operations. As well, our ability to absorb a large unforeseen expenditure is limited by our current lack of capital resources.

--- THERE CAN BE NO ASSURANCE THAT WE CAN GENERATE REVENUE GROWTH OR THAT ANY REVENUE GROWTH THAT IS ACHIEVED CAN BE SUSTAINED.

 Spectres gateway has been in operation since April 1, 2004. Unaudited numbers for total dollars of credit card transactions that have been processed through our gateway, gain (loss) and net revenue for the months of April, May, June and July are:

For the Month of April, 2005, we processed $17, 750 in processing transactions. For the month of April, 2005, we incurred a loss of ($209) on net revenue of $91.

For the Month of May, 2005, we processed $34,215 in processing transactions. For the month of May, 2005, we incurred a loss of ($151) on net revenue of $149.

For the Month of June, 2005, we processed $99,600 in processing transactions. For the month of June, 2005, we incurred a gain of $180 on net revenue of $480.

For the month of July, 2005, we processed $336,000 in processing transactions. . For the month of July, 2005, we incurred a gain of $1,200 on net revenue of $1,585.

On a monthly basis, the overhead cost to operate our gateway is $300. This is a fixed cost. The Company does not have any off balance sheet arrangements.

The Company can meet all of its cash requirements to fund the day to day operations of its business for the next twelve months. The Company may decide at a future date to raise additional funds for business operations and expansion or acquisition plans.

The Company does not anticipate that it will conduct any significant product research and development outside of the course of normal business for the next twelve months.

The Company does not anticipate that it will require additional funds for the purchase or sale of plant and/or related equipment for the next twelve months.

The Company uses independent contractors who are compensated on a commission basis, and does not anticipate that it will hire any employees in the next twelve months.

We operate in a rapidly changing environment that involves numerous risks, some of which are beyond our control. The following discussion highlights some of these risks:

--- UNCERTAINTY OF FUTURE OPERATING RESULTS.

Revenue growth that we may achieve may not be indicative of future operating results. In addition, we have increased, and plan to significantly increase further, our operating expenses in order to increase our sales and marketing efforts, fund greater levels of product development, increase our marketing staff, and increase our general and administrative costs to support the enlarged organization. If there is no increase in revenues, our business, results of operations and financial condition will be materially adversely affected. Given the initial level of planned expenditures, we anticipate that we may continue to incur losses for the foreseeable future and there can be no assurance that we will ever achieve or sustain profitability.

--- FUTURE LOSSES AND NEGATIVE CASH FLOW MAY LIMIT OR DELAY THE ABILITY TO BECOME PROFITABLE.

Since incorporation, the Company has expended resources on technology, website development, hiring of personnel and startup costs. As a result, losses were incurred and it is possible that losses and negative cash flow may again occur which could limit or delay the Company’s ability to become profitable. Management anticipates that it could incur additional costs and expenses related to: brand development, marketing and other promotional activities; the possible addition of personnel; the continued development of the website content; the computer network; the expansion of service offerings; and development of relationships with strategic business partners.

The Company's ability to become profitable depends on its ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. If the Company does achieve profitability, it cannot be certain that it would be able to sustain or increase profitability on a quarterly or annual basis in the future.

Item 3  Description of Property.

As of November 1st 2005 Spectre Technology Corporation sub-leases 750 square feet of space in the Guinness Tower, at Suite 1070, 1055 West Hastings Street, Vancouver, BC, V6E 2E9, Canada at a price of US$1,000 per month on a month to month basis. The Company believes its existing facilities will be adequate to meet its anticipated needs for the foreseeable future.

Substantially all of our development hardware and software and certain of our computer hardware operations are located at Radiant Communications, at 1600 - 1050 West Pender Street, in Vancouver, B.C., Postal Code: V6E 4T3, Canada.

Item 4  Security Ownership of Certain Beneficial Owners and Management.

(a) The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock:

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Alain Ghiai 14 Rue du Rhone Geneve 1204 Switzerland	4,500,000	22.5%
Common	Briner Group Holdings, Inc. Suite 510 - 999 W. Hastings St. Vancouver, BC, Canada Beneficial Owner: Julius Briner	1,000,000	5%
Common	Maisonette Group SA 14 Rue du Rhone Geneve 1204 Switzerland Beneficial Owner: Alain Ghiai	1,125,000	5.6%

(b) The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by each director and executive officer of the Company.

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Briner Group Holdings, Inc. Suite 510 - 999 W. Hastings St. Vancouver, BC, Canada Beneficial Owner: Julius Briner, President of the Company	1,000,000	5%
Common	Alain Ghiai, Director and Chairman, CEO, Secretary and Treasurer 14 Rue du Rhone Geneve 1204 Switzerland	4,500,000	22.5%

Item 5  Directors, Executive Officers, Promoters and Control Persons.

The Company's directors and executive officers are as follows:

Alain Ghiai, Chairman & Founder, CEO, Secretary and Treasurer, Age 38:
Alain is the founder of Spectre Technology Corporation.  His knowledge of technology is extensive, as he has been exposed to it since 1995.  His knowledge and keen use of technology won him several articles in CRM Daily, USA Today Money section, Business Wire, and numerous other publications, including the prestigious Entrepreneur Profile Award from the San Francisco Business Times in 2003; only 52 out of the tens of thousands of private companies with sales of over US$1.0M a year qualify in this award. He has also recently been featured in The Province of BC newspaper with a full profile (May 2005), The Wall Street Journal’s Special Report: Technology Section as an expert on online commerce in the USA and Europe (May 2005) and numerous interviews with Bloomberg and other news services worldwide.

Alain also founded Maisonette International Enterprises Ltd. in 2004.  Maisonette International Enterprises Ltd. (www.maisonetteworld.com ) is a Nevada based company.  The Company’s focus is the online home décor retailing field in the USA, Canada and the United Kingdom and its operating online store is www.totalhomestore.com.  Using the experience of Maisonette and economy of scales, Ghiai plans to use existing partnerships in the USA and Europe and cost effective modes to take Spectre Technology profitable in less than 12 months.  Alain’s online commerce experience prompted him to gather his technology team and establish Spectre Technology as an online payment processing platform, using existing customer based networks and a vast array of contacts in the USA and Europe.  He is currently the Chairman of Spectre Technology Corporation. His approach to technology and service, coupled with his drive to perfection and relentless hard work ethics make him a valuable asset.

Alain holds a B of ARCH degree in Architecture from Pratt Institute in New York and the California College of Arts and Crafts in San Francisco with 2 other emphasis on structural engineering and urban planning.  He is a citizen of Belgium and a resident of Switzerland.

Julius Briner, President, Age 32:

Julius Briner is an IT professional with 10 years of experience in the IT and Internet industry.  He has successfully managed numerous teams over a variety of projects.  Specifically his IT related work has been in the retail and financial industries.  This included working on Fincentric’s I-WealthView, a web enabled banking, insurance, and brokerage system.  Additional projects included designing and integration of an accounting and financial system.  Julius has also worked on multiple ecommerce projects for a variety of companies selling various online products including groceries, music, and software.

Julius has also run his own consulting firm providing IT related services for clients.    These services included business and systems analysis, requirement gathering, software development and software integration services.

Julius graduated from the University of British Columbia with both a degree in Computer Science and a MBA. Currently, Julius works as a partner at Briner Group and is responsible for developing the corporate strategy and business model of Briner Group. In this role Julius has participated in providing his expertise and resources to companies in the following industries including software development, manufacturing, real estate development, industrial auctioneering and liquidations.

INVOLVEMENT IN CERTAIN MATERIAL LEGAL PROCEEDINGS DURING THE PAST FIVE YEARS

(1)	No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations or is subject to any pending criminal proceeding.
(2)
No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3)
No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4)	No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6  Executive Compensation.

No officer or director has received any compensation from the Company. Until the Company acquires additional capital, it is not anticipated that any officer or director will receive compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company.

The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

Item 7  Certain Relationships and Related Transactions.

As of the date of this statement, there are no, and have not been since inception, any material agreements or proposed transactions, whether direct or indirect, with any of the following:

•	any of our directors or officers;
•	any nominee for election as a director;
•	any principal security holder identified in the preceding Security Ownership of Certain Beneficial Owners and Management " section; or
•	any relative or spouse, or relative of such spouse, of the above referenced persons.

Item 8  Description of Securities.

The authorized capital stock of the Company consists of 75,000,000 shares of common stock, par value $0.001 per share, of which there are 20,000,000 shares issued and outstanding. The following summarizes the important provisions of the Company's capital stock.

Common Stock

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders; have no preemptive rights; have no conversion or redemption rights or sinking fund; do not have cumulative voting rights; and share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

Dividends

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, and capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, and accordingly the Board of Directors does not anticipate declaring any dividends.

Transfer Agent

Our independent stock transfer agent is West Coast Stock Transfer, located in Vancouver, British Columbia, Canada. Their mailing address and telephone number is: 850 W. Hastings, Suite 302, Vancouver, BC V6C 1E1; (604)-682-2556.

Part II

Item 1  Market for Common Stock and Related Stockholder Matters.

Market information

There is no public trading market for the Company’s shares.

Holders.

There are currently twenty-five (25) shareholders of common stock of the Company.

Dividends.

The Company has never paid cash dividends on common stock, and does not expect to pay such dividends in the foreseeable future.

Item 2  Legal Proceedings.

The Company is not a party to any legal proceeding. No property of the Company is the subject of a pending legal proceeding.

Item 3  Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

There has been no change in or disagreements with Accountants.

Item 4  Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities

The Company completed a private placement pursuant to Reg D in the states of New York, Massachusetts, and Washington and pursuant to Reg S for an aggregate 20,000,000 shares in June and July 2005.

Shares to be registered:

Name of Shareholder	Amount of common shares
MARIETTE GHIAI-CHAMLOU	50,000
ELIZABETH LING	50,000
ALAIN GHIAI	4,500,000
AMY BOYD	100,000
JENNIFER LAU	5,000
MAISONETTE GROUP SA	1,125,000
ALI-REZA PAHLAVI	350,000
KEELWALK PROPERTIES LIMITED	125,000
BRINER GROUP HOLDINGS, INC.	1,000,000
CLAUDE GHIAI-CHAMLOU	300,000
MAISONETTE INT’L. ENTERPRISES, LTD.	5,000,000
GUY CROQ	100,000
FRANCOISE ET ROBERT DE VALK	100,000
SHU-CHIH HSU	50,000
AARON MCGEARY	50,000
CATALYST CAPITAL HOLDING LTD.	900,000
GRIFFIN CAPITAL HOLDINGS LTD.	900,000
FORESIGHT CAPITAL HOLDING LTD.	900,000
EDELWEISS CAPITAL HOLDINGS LTD.	900,000
GLOBEX CARD LTD.	950,000
GLOBUS GROUP LTD.	500,000

Item 5  Indemnification of Directors and Officers.

The Company’s Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent not prohibited by the Nevada General Corporation Law; provided, however, the Company may modify the extent of indemnification by individual contracts with its directors and officers; provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law; (ii) the proceeding was authorized by the Board of Directors of the Company; (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Nevada General Corporation law; or (iv) such indemnification is required to be made under the Bylaws.

Financial Statements.

MOORE & ASSOCIATES, CHARTERED
 ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Spectre Technology Corporation
Las Vegas, Nevada

We have audited the accompanying balance sheet of Spectre Technology Corporation as of July 31, 2005, and the related statements of operations, stockholders’ equity and cash flows for the period from inception on December 30, 2004 through July 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spectre Technology Corporation as of July 31, 2005 and the results of its operations and its cash flows for the period from inception on December 30, 2004 through July 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s recurring losses and lack of operations raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates Chartered Moore & Associates Chartered
Las Vegas, Nevada
October 27, 2005

2675 S. Jones Blvd. Suite 109, Las Vegas, NV 89146 (702) 253-7511 Fax (702) 253-7501

                                                                                                                                     Spectre Technology Corporation
Financial Statements
JULY 31, 2005

SPECTRE TECHNOLOGY CORPORATION
Balance Sheet
(A Development Stage Company)
From Inception (December 30, 2004) to July 31, 2005

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$35,139
Total Current Assets	$35,139
PROPERTY AND EQUIPMENT
Net Property and Equipment	$-
OTHER ASSETS
Total Other Assets	$-
TOTAL ASSETS	$35,139

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
Total Current Liabilities	$-

LONG-TERM LIABILITIES	$500
Total Long-Term Liabilities

TOTAL LIABILITIES	500

STOCKHOLDERS' EQUITY

Common Stock: $0.001 par value
75,000,000 shares authorized: 20,000,000
shares issued and outstanding	20,000
Paid in Capital	14,639
Net Income (Loss)	176
TOTAL STOCKHOLDERS EQUITY	$34,815

TOTAL LIABILITIES	$-
TOTAL STOCKHOLDER'S EQUITY	$35,315

SPECTRE TECHNOLOGY CORPORATION
STATEMENT OF OPERATIONS
(A Development Stage Company)
From Inception (December 30, 2004) to July 31, 2005

	From Inception to July 31, 2005
REVENUE	$229
Less Returns & Allowances	$-	0.00%

	Form Inception to July 31, 2005

Bank Charges	$35
Office Supplies	18
Net Income from operations	176

Basic Gain Per Share	$-
Weighted Average Number of Shares
Outstanding	$20,000,000

SPECTRE TECHNOLOGY CORPORATION
STATEMENT OF CASHFLOWS
(A Development Stage Company)
From Inception (December 30, 2004) to July 31, 2005

From Inception to July 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	176
Net Cash Provided By (Used in) Operating Activities	176

CASH FLOWS FROM INVESTING ACTIVITIES

Net Cash Provided By (Used in) Operating Activities	0

CASH FLOWS FROM FINANCING ACTIVITIES

Long Term Liabilities	500
Issuance of Capital Stock	25,125

Net Cash Provided By (Used in) Financing Activities	25,625

CASH AND CASH EQUIVELENTS AT BEGINNING OF PERIOD	0
CASH AND CASH EQUIVELENTS AT END OF PERIOD	25,801

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVILENTS	25,801

SPECTRE TECHNOLOGY CORPORATION
STATEMENT OF STOCKHOLDER’S EQUITY
(A Development Stage Company)
From Inception (December 30, 2004) to July 31, 2005

	Common Stock		Additional	Accumulated	Total
	Shares	Amount	Paid in	Deficit	Equity
			Capital

Common shares issued for cash at $0.001 per share	4,500,000	4,500	0		4,500
Common shares issued for cash at $0.10 per share	50,000	50	4,964		5,014
Common shares issued for cash at $0.20 per share	125,000	125	25,000		25,125
Net (Loss) for period				176	176
Balance, December 31, 2005	20,000,000	$ 4,675	$ 29,964	176	$ 34,815

 Spectre Technology Corporation
Notes to Financial Statements
July 31, 2005

Note 1- Nature of Organization

a.	Organization and Business Activities

The company was incorporated under the laws of the State of Nevada on December 30, 2004 with a principal business activity facilitating online credit card transaction for  merchants on a 24/7 basis. The Company has not realized significant profits to date and therefore is classified as a development stage company.

b.	Depreciation

The cost of the property and equipment will be depreciated over the estimated useful life of 5 to 7 years. Depreciation is computed using the straight line method when asset are placed in service.

d.	Cash and Cash Equivalents

For the purpose of the statements of cash flows, the Companyconsiders all highly liquid investments purchased with a maturity of three months or less to be a cash equivalents.

e.	Estimates

The preparation of financial statements in conformity withgenerally accepted accounting principles requires management to make estimates and assumptions that affect the reported amountsof assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

f.	Revenue Recognition

The Company recognizes revenue when products are fully delivered or services have provided and collection is reasonable assured.

g.	Organization Costs

The Company has expensed the costs of its incorporation

Spectre Technology Corporation
Notes to Financial Statements July 31, 2005

Note 1 - Nature of Organization

h.	Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

i.	Concentrations of Risk

The Company's bank accounts are deposited in insured institutions. The funds are insured up to $100,000. At july 31, 2005, the company's bank deposits did not exceed the insured amounts.

j.	Basic Loss Per Share
The computation of basic loss per share of common stock is based on the weighted average number of shares outstand during the period.

From inception on Dec. 30, 2004 Through July 31, 2005

Loss (numerator) (6,850)	(6,850)
Shares (denominator)	20,000,000
Per share amount	0.00

k.	Income Taxes

Deferred taxes are provided on a liability method wherebydeferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in  tax laws and rates on

Spectre Technology Corporation
Notes to Financial Statements July 31, 2005

Note 1 - Nature of Organization (continued)

k.	Income Taxes (continued)

Net deferred tax assets consist of the following components as of July 31, 2005

2005
Deferred tax assets	0.00
NOL Carryover	0.00
Deferred tax liabilities	0.00
Valuation allowance	0.00
Net deferred tax asset	0.00

The income tax provision differs from the amount of income tax determined by applying the U.S federal and stated income tax rates of 39% to pre tax income from continuing operation for the period ended July 31, 2005 due to the following:

2005
Book Income	0.00
Valuation Allowance	0.00

At July 31, 2005, the Company had net operating loss forwards of approximately $0.000 that may be offset against future taxable income through 2025. No tax benefit has been reported in the December 31, 2005 financial statements since the potential tax benefits offset by valuation allowance of the same amount.

Due to the change in ownership provision of the Tax Reform Act of 1986, net operating carry forwards for Federal Income  tax reporting purposes are subject to annual limitations. Should  a change in ownership occurs , net operating loss carry forwards may be limited as to use in future years.

Spectre Technology Corporation
Notes to Financial Statements July 31, 2005

Note 2 - Going Concern

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business.  The Company has had generated some losses from operations.

 In order to continue as going concern and achieve a profitable level of operations, the Company will need, among other things, additional capital resources and developing consistent source of revenues.

The ability of the Company to continue as going concers is dependent upon its ability to successfully accomplish the plan described in the proceding paragraph and eventually attain profitable operations. The acccompanying fiancial statements do not include any adjustments that might be necessary if the Company is continue as going concern.

Note 3 - Proposed Stock Offering

The Company plans on offering a portion of its authorized stock in an initial public offering.

PART III

EXHIBITS

Exhibit Number	Description of Exhibits

3.1	Articles of Incorporation
3.2	Bylaws, as amended
4.1	Form of share certificate
5.1	Consent of legal counsel
10.1	Asset purchase agreement
23.1	Consent of auditor

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 10-SB and authorizes this registration statement to be signed on its behalf by the undersigned in the city of Vancouver, Province of British Columbia, on November 16, 2005.

SPECTRE TECHNOLOGIES INC.
(Registrant)

/s/ Julius Briner Mr. Julius Briner,
President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date
/s/ Julius Briner	President and a Director	November 16, 2005
Julius Briner

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